Exhibit 99.1
Nomad Foods Reports Third Quarter 2022 Financial Results

Revenue growth of 26.7% with Adjusted EPS of €0.52

Reiterate Full Year Adjusted EPS Guidance of €1.65 - €1.71
FELTHAM, England - November 9, 2022 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2022. Key operating highlights and financial performance for the third quarter 2022, when compared to the third quarter 2021, include:

•Reported revenue increased 26.7% to €760 million
•Organic revenue increase of 7.2%
•Reported Profit for the period of €82 million
•Adjusted EBITDA increased 35.3% to €153 million
•Adjusted EPS increase 48.6% to €0.52
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, "I am pleased to report that Nomad Foods performed well in the third quarter, delivering strong sales growth and Adjusted EPS of €0.52, up nearly 50% year-on-year. Our revenues grew by nearly 27% in the quarter, reflecting organic revenue growth of more than 7% as well as the contribution from our recent acquisition. We are also pleased to announce that we are extending our debt maturity profile through a refinancing of our existing USD debt with $830 million in term loans due in 2029. When finished, our debt portfolio will be fully covered through mid-2028 and 2029 at an attractive average interest cost, with roughly 75% of our debt effectively fixed until 2027. We are reiterating our full-year 2022 Adjusted EPS expectation range of €1.65 to €1.71 and we are confident in our ability to deliver our target of €2.30 Adjusted EPS for 2025."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Nomad Foods reported another quarter of strong results boosted by our great brands, efficient supply chain and world-class people. Nomad has proven again to be a resilient business as disciplined procurement and supply chain management provided high quality products with improved service levels and strong margins. Furthermore, our debt refinancing represents another important step in extending our debt profile and controlling costs in a volatile macro environment. Although we see challenges, we also see great areas of opportunity, and we will continue to invest to capture those opportunities. We will maintain our focus on accelerating sustainable growth while compounding the value of our results for shareholders. We expect to keep this momentum into 2023 and beyond.”

Third Quarter of 2022 results compared to the Third Quarter of 2021
•Revenue increased 26.7% to €760 million. Organic revenue increase of 7.2% was comprised of a 3.4% decline in volume/mix offset by a 10.6% increase in price.
•Gross profit increased 31.9% to €221 million. Gross margin increased 110 basis points to 29.1%, driven by higher pricing offsetting higher raw material costs across the business.
•Adjusted operating expenses increased 26.6% to €91 million, driven by the inclusion of the Fortenova's frozen food business acquisition.
•Adjusted EBITDA increased 35.3% to €153 million and Adjusted Profit for the period increased 42.6% to €90 million due to the aforementioned factors.
•Adjusted EPS increased 48.6% to €0.52. Reported EPS increased 62.1% to €0.47.
First Nine Months of 2022 results compared to the First Nine Months of 2021
•Revenue increased 15.1% to €2,190 million. Organic revenue decline of 0.4% was comprised of a 5.9% decline in volume/mix offset by a 5.5% increase in price.
•Adjusted Gross profit increased 9.9% to €623 million. Adjusted gross margin decreased 140 basis points to 28.4%, driven by higher raw material costs, partially offset by higher pricing.
•Adjusted operating expenses increased 13.9% to €277 million, driven primarily by the first-time inclusion of our Adriatic region acquisition.
•Adjusted EBITDA increased 10.1% to €411 million and Adjusted Profit for the period increased 7.9% to €236 million due to the aforementioned factors.

Exhibit 99.1
•Adjusted EPS increased 9.8% to €1.35, reflecting an increase in Adjusted Profit after tax. Reported EPS increased 43.5% to €1.22.
2022 Guidance
The Company is affirming its Adjusted EPS guidance range of €1.65 to €1.71, representing high-single digit Adjusted EPS growth. This guidance assumes high-single digit revenue growth, low-single digit organic revenue growth, and the inclusion of Fortenova's frozen food business for the full-year.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Wednesday, November 9, 2022 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). A live audio webcast of the conference call and an accompanying presentation will both be available at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. Additionally, participants in North America may access the live call by dialing +1-844-826-3033 and international participants may dial +1-412-317-5185.

A replay of the webcast will be available on the Company website for two weeks following the event. This can be accessed by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10171945.

Nomad Foods Contacts
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2022 and for comparative purposes, the three and nine months ended September 30, 2021.

Adjusted financial information for the three and nine months ended September 30, 2022 and 2021 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2022 and 2021 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price accounting adjustments within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended September 30, 2022 and September 30, 2021

	Three months ended September 30, 2022	Three months ended September 30, 2021
	€m	€m
Revenue	759.6	599.4
Cost of sales	(538.5)	(431.8)
Gross profit	221.1	167.6
Other operating expenses	(93.4)	(80.5)
Exceptional items	(18.9)	(6.5)
Operating profit	108.8	80.6
Finance income	12.1	10.4
Finance costs	(16.5)	(25.4)
Net financing costs	(4.4)	(15.0)
Profit before tax	104.4	65.6
Taxation	(22.3)	(13.9)
Profit for the period	82.1	51.7

Basic & diluted earnings per share in €	0.47	0.29

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2022 and September 30, 2021

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	€m	€m
Revenue	2,189.5	1,902.6
Cost of sales	(1,566.9)	(1,338.6)
Gross profit	622.6	564.0
Other operating expenses	(287.6)	(257.6)
Exceptional items	(25.2)	(21.6)
Operating profit	309.8	284.8
Finance income	12.5	—
Finance costs	(47.6)	(90.4)
Net financing costs	(35.1)	(90.4)
Profit before tax	274.7	194.4
Taxation	(62.0)	(42.2)
Profit for the period	212.7	152.2

Basic and diluted earnings per share in €	1.22	0.85

Nomad Foods Limited As Reported
Statements of Financial Position
As at September 30, 2022 (unaudited) and December 31, 2021 (audited)

	As at September 30, 2022	As at December 31, 2021
	€m	€m
Non-current assets
Goodwill	2,103.1	2,099.4
Intangibles	2,464.0	2,455.7
Property, plant and equipment	536.7	549.4
Other non-current assets	8.4	8.9
Derivative financial instruments	154.1	—
Deferred tax assets	99.6	128.3
Total non-current assets	5,365.9	5,241.7
Current assets
Cash and cash equivalents	194.3	254.2
Inventories	504.5	410.6
Trade and other receivables	342.4	234.6
Indemnification assets	1.8	9.5
Derivative financial instruments	59.1	20.2
Total current assets	1,102.1	929.1
Total assets	6,468.0	6,170.8
Current liabilities
Trade and other payables	667.5	692.0
Current tax payable	216.2	198.5
Provisions	41.1	39.3
Loans and borrowings	30.0	29.1
Derivative financial instruments	0.6	7.3
Total current liabilities	955.4	966.2
Non-current liabilities
Loans and borrowings	2,310.0	2,198.3
Employee benefits	138.3	244.2
Other non-current liabilities	1.3	1.8
Provisions	2.5	2.9
Derivative financial instruments	0.2	20.8
Deferred tax liabilities	457.2	437.6
Total non-current liabilities	2,909.5	2,905.6
Total liabilities	3,864.9	3,871.8
Net assets	2,603.1	2,299.0
Equity attributable to equity holders
Share capital and capital reserve	1,596.7	1,623.1
Share-based compensation reserve	11.4	6.9
Founder Preferred Share Dividend reserve	166.0	166.0
Translation reserve	95.3	105.1
Other reserves	55.2	10.5
Retained earnings	678.5	387.4
Total equity	2,603.1	2,299.0

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2022 and the nine months ended September 30, 2021

	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
	€m	€m
Cash flows from operating activities
Profit for the period	212.7	152.2
Adjustments for:
Exceptional items	25.2	21.6
Non-cash fair value purchase price adjustment of inventory	—	2.3
Share based payment expense	5.9	1.8
Depreciation and amortization	65.8	50.7
Loss/(gain) on disposal of property, plant and equipment	0.3	(0.2)
Net finance costs	35.1	90.4
Taxation	62.0	42.2
Operating cash flow before changes in working capital, provisions and exceptional items	407.0	361.0
Increase in inventories	(116.3)	(39.5)
(Increase)/decrease in trade and other receivables	(90.0)	7.9
Decrease in trade and other payables	(16.4)	(82.4)
Increase in employee benefits and other provisions	2.6	0.7
Cash generated from operations before tax and exceptional items	186.9	247.7
Cash flows relating to exceptional items	(46.2)	(23.2)
Tax paid	(43.8)	(62.9)
Net cash generated from operating activities	96.9	161.6
Cash flows from investing activities
Business combinations, net of cash acquired	0.4	(597.3)
Purchase of property, plant and equipment and intangibles	(55.4)	(50.7)
Redemption of investments	—	15.5
Cash used in investing activities	(55.0)	(632.5)
Cash flows from financing activities
Repurchase of ordinary shares	(26.8)	(10.5)
Issuance of new loan principal	—	800.0
Repayment of loan principal	(8.7)	(408.7)
Payments related to shares withheld for taxes	(2.8)	(22.5)
Payment of lease liabilities	(19.6)	(14.0)
Payment of financing fees	—	(17.6)
Interest paid	(49.4)	(31.3)
Interest received	0.2	—
Other financing cash flows	0.3	(2.3)
Net cash (used in)/provided by financing activities	(106.8)	293.1
Net decrease in cash and cash equivalents	(64.9)	(177.8)
Cash and cash equivalents at beginning of period	254.2	382.5
Effect of exchange rate fluctuations	4.4	6.9
Cash and cash equivalents at end of period	193.7	211.6

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended September 30, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2022

€ in millions, except per share data	As reported for the three months ended September 30, 2022	Adjustments		As adjusted for the three months ended September 30, 2022
Revenue	759.6	—		759.6
Cost of sales	(538.5)	—		(538.5)
Gross profit	221.1	—		221.1
Other operating expenses	(93.4)	2.9	(a)	(90.5)
Exceptional items	(18.9)	18.9	(b)	—
Operating profit	108.8	21.8		130.6
Finance income	12.1	(11.9)		0.2
Finance costs	(16.5)	—		(16.5)
Net financing costs	(4.4)	(11.9)	(c)	(16.3)
Profit before tax	104.4	9.9		114.3
Taxation	(22.3)	(2.0)	(d)	(24.3)
Profit for the period	82.1	7.9		90.0

Weighted average shares outstanding in millions - basic	174.1			174.1
Basic earnings per share	0.47			0.52
Weighted average shares outstanding in millions - diluted	174.1			174.1
Diluted earnings per share	0.47			0.52

(a)Represents share based payment charge including employer payroll taxes of €2.6 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €7.2 million of foreign exchange translation gains and €4.7 million of gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2021

€ in millions, except per share data	As reported for the three months ended September 30, 2021	Adjustments		As adjusted for the three months ended September 30, 2021
Revenue	599.4	—		599.4
Cost of sales	(431.8)	—		(431.8)
Gross profit	167.6	—		167.6
Other operating expenses	(80.5)	9.0	(a)	(71.5)
Exceptional items	(6.5)	6.5	(b)	—
Operating profit	80.6	15.5		96.1
Finance income	10.4	(10.4)		—
Finance costs	(25.4)	8.8		(16.6)
Net financing costs	(15.0)	(1.6)	(c)	(16.6)
Profit before tax	65.6	13.9		79.5
Taxation	(13.9)	(2.5)	(d)	(16.4)
Profit for the period	51.7	11.4		63.1

Weighted average shares outstanding in millions - basic	178.2			178.2
Basic earnings per share	0.29			0.35
Weighted average shares outstanding in millions - diluted	178.2			178.2
Diluted earnings per share	0.29			0.35

(a)Represents share based payment charge including employer payroll taxes of €0.8 million and non-operating M&A transaction costs of €8.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of a €2.8 million gain from the reversal of an impairment loss on a short-term investment, €7.6 million of foreign exchange translation losses and €8.8 million of losses on derivatives, which includes a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps.
(d)Represents tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2022

€ in millions, except per share data	As reported for the nine months ended September 30, 2022	Adjustments		As adjusted for the nine months ended September 30, 2022
Revenue	2,189.5	—		2,189.5
Cost of sales	(1,566.9)	—		(1,566.9)
Gross profit	622.6	—		622.6
Other operating expenses	(287.6)	10.6	(a)	(277.0)
Exceptional items	(25.2)	25.2	(b)	—
Operating profit	309.8	35.8		345.6
Finance income	12.5	(12.3)		0.2
Finance costs	(47.6)	—		(47.6)
Net financing costs	(35.1)	(12.3)	(c)	(47.4)
Profit before tax	274.7	23.5		298.2
Taxation	(62.0)	(0.5)	(d)	(62.5)
Profit for the period	212.7	23.0		235.7

Weighted average shares outstanding in millions - basic	174.2			174.2
Basic earnings per share	1.22			1.35
Weighted average shares outstanding in millions - diluted	174.2			174.2
Diluted earnings per share	1.22			1.35

(a)Represents share based payment charge including employer payroll taxes of €7.4 million and non-operating M&A transaction costs of €3.2 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €10.8 million of foreign exchange translation gains and €1.5 million of gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2021

€ in millions, except per share data	As reported for the nine months ended September 30, 2021	Adjustments		As adjusted for the nine months ended September 30, 2021
Revenue	1,902.6	—		1,902.6
Cost of sales	(1,338.6)	2.3	(a)	(1,336.3)
Gross profit	564.0	2.3		566.3
Other operating expenses	(257.6)	14.4	(b)	(243.2)
Exceptional items	(21.6)	21.6	(c)	—
Operating profit	284.8	38.3		323.1
Finance costs	(90.4)	42.4		(48.0)
Net financing costs	(90.4)	42.4	(d)	(48.0)
Profit before tax	194.4	80.7		275.1
Taxation	(42.2)	(14.4)	(e)	(56.6)
Profit for the period	152.2	66.3		218.5

Weighted average shares outstanding in millions - basic	178.1			178.1
Basic earnings per share	0.85			1.23
Weighted average shares outstanding in millions - diluted	178.1			178.1
Diluted earnings per share	0.85			1.23

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Represents share based payment expense including employer payroll taxes of €2.3 million and non-operating M&A transaction costs of €12.1 million.
(c)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of €17.9 million of charges recognized as part of the refinancing on June 24, 2021, a one-time net €9.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.5 million of foreign exchange translation losses and €10.4 million of losses on derivatives, which includes a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Profit for the period	82.1	51.7	212.7	152.2
Taxation	22.3	13.9	62.0	42.2
Net financing costs	4.4	15.0	35.1	90.4
Depreciation & amortization	22.6	17.1	65.8	50.7
Acquisition purchase price adjustments (a)	—	—	—	2.3
Exceptional items (b)	18.9	6.5	25.2	21.6
Other add-backs (c)	2.9	9.0	10.6	14.4
Adjusted EBITDA	153.2	113.2	411.4	373.8

Revenue	759.6	599.4	2,189.5	1,902.6
Adjusted EBITDA margin (d)	20.2%	18.9%	18.8%	19.6%

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2022 of €2.6 million (2021: €0.8 million) and for the nine months ended September 30, 2022 of €7.4 million (2021: €2.3 million) as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2022 of €0.3 million (2021: €8.2 million) and for the nine months ended September 30, 2022 of €3.2 million (2021: €12.1 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(d)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - September 30, 2022 compared with September 30, 2021:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
	YoY change	YoY change
Reported Revenue Growth	26.7%	15.1%

Of which:
Organic Revenue Growth/(Decline)	7.2%	(0.4)%
Acquisitions	19.4%	14.7%
Translational FX (a)	0.1%	0.8%
Total	26.7%	15.1%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to Adjusted EPS and Adjusted EPS growth for 2022 and long-term growth; (ii) its ability to successfully rebuild its margins through additional price increases in the fourth quarter of 2022; (iii) its ability to successfully capitalize on opportunities and accelerate sustainable growth for its shareholders.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.